Exhibit 99.2

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2010 in accordance with IFRS:

30 June 2010
$ million
Share capital
Capital shares (1-2)	5,183
Paid-in surplus (3)	11,058
Merger reserve (3)	27,206
Own shares	(117)
Available-for-sale investments	339
Cash flow hedges	(323)
Foreign currency translation reserve	3,182
Treasury shares	(21,163)
Share-based payment reserve	1,468
Profit and loss account	58,657

BP shareholders’ equity (4)	85,490

Finance debt (5-8)
Due within one year	8,321
Due after more than one year	22,259

Total finance debt	30,580

Total capitalization (9)	116,070

(1)

Issued share capital as of 30 June 2010 comprised 18,789,561,052 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,857,539,914 ordinary shares which have been bought back and held in treasury by BP and 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(2)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(4)	See note 2 on pages 26-29 of the Form 6-K for the Period Ended 30 June 2010 (“2Q Form 6-K”) for an explanation of the impact on the financial statements of the Gulf of Mexico oil spill.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2010.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)

As of 30 June 2010, the parent company, BP p.l.c., had outstanding guarantees totalling $26,894 million, of which $26,861 million related to guarantees in respect of liabilities of its subsidiary undertakings, including $26,627 million relating to borrowings by subsidiaries. Thus 87% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 30 June 2010 of $30,580 million finance debt, $1,155 million was secured and the remainder was unsecured. On 30 July 2010, three subsidiaries of BP p.l.c. (together “BP Angola”) entered into a term loan facility in an amount of up to $3,000 million, of which $2,500 million had been issued as of

24 September 2010, backed by crude oil sales from BP Angola’s interest in a number of its licences in offshore Angola. The facility for BP Angola is a five year amortising term loan maturing on 30 June 2015. As credit support for the transaction, BP Angola has entered into crude oil sales contracts with a special purpose company which is not a member of the BP group in respect of oil from certain fields and that special purpose company has in turn, amongst other things, provided security to the lending banks through an assignment of its rights against BP Angola under these oil sales contracts.

On 30 July 2010, BP received a cash deposit in an amount of $3,500 million from Apache Corporation (“Apache”) as an advance against the consideration payable by Apache in connection with the agreement by BP to sell certain upstream assets in Canada and Egypt to Apache, among other asset disposals to Apache announced by BP on 20 July 2010. Pending completion of the transactions, the $3,500 million deposit received by BP is treated as finance debt due within one year.

On 5 August 2010, BP received a cash deposit in an amount of $1,250 million from a consortium of Ecopetrol, Colombia’s national oil company (51 percent), and Talisman of Canada (49 percent), as an advance against the $1,900 million consideration payable by the consortium for 100 percent of the shares in BP Exploration Company (Colombia) Limited (BPXC), the wholly-owned BP subsidiary company that holds BP’s oil and gas exploration, production and transportation interests in Colombia, as announced by BP on 3 August 2010. Pending completion of the transaction, which expected by the end of the year, the $1,250 million cash deposit is treated as finance debt due within one year.

On 13 August 2010, a subsidiary of BP p.l.c., BP Exploration (Caspian Sea) Limited (“BP Caspian”) entered into a term loan facility in an amount of up to $2,250 million, of which $2,000 million had been issued as of 24 September 2010, backed by crude oil sales from BP Caspian’s interest in the Azeri-Chirag-Deepwater Gunashli (“ACG”) field, offshore Azerbaijan. The facility for BP Caspian is a five year amortising term loan maturing on 13 August 2015. As credit support for the transaction, BP Caspian has entered into a crude oil sales contract with a special purpose company which is not a member of the BP group in respect of oil from the ACG field and that special purpose company has in turn, amongst other things, provided security to the lending banks through an assignment of its rights against BP Caspian under that oil sales contract.

(8)

At 31 December 2009, BP had guaranteed $919 million of indebtedness of jointly controlled entities, associates and other third parties and there has been no material change since that date. BP had, as of 30 June 2010, no material outstanding contingent indebtedness and there have been no material changes since that date.

(9)

Except as disclosed above and under Liquidity and Capital resources on pages 6 and 7 of the 2Q Form 6-K, there has been no material change since 30 June 2010 in the consolidated capitalization and indebtedness of BP.